

Mail Stop 4720

January 30, 2017

<u>Via E-mail</u>
Jennifer Idell
Senior Vice President and Chief Financial Officer
CenterState Banks, Inc.
1101 First Street South
Winter Haven, FL 33880

>   **Re: CenterState Banks, Inc.
>   Registration Statement on Form S-4
>   Filed January 18, 2017
>   File No. 333-215609**

Dear Ms. Idell:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3552 with any questions.

>   Sincerely,
>
>   /s/ David Lin
>
>   David Lin
>   Staff Attorney
>   Office of Financial Services

cc: John P. Greeley, Esq.
       Beth DeSimone, Esq.